[Convenience translation into English]

June 30, 2014

Teva Pharmaceutical Industries Limited.
5 Basel Street
Petach Tikva 49510033

By messenger

Attn: Company Secretary

Dear Sirs,

Re: Position Paper regarding an Annual Meeting of Shareholders of Teva Pharmaceutical Industries Limited

Pursuant to Section 88 to the Israeli Companies Law of 1999 (the "**Companies Law**") and the Companies Regulations (Voting in Writing and Position Papers) of 2005 ("**Voting in Writing Regulations**") of 2005, each of the undersigned Mr. Benny Landa and Mrs. Ruth Cheshin, holding an aggregate number of 2,764,754 Ordinary Shares par value NIS 0.10 per share of Teva Pharmaceutical Industries Limited ("**Teva**") as of June 23, 2014, severally[1] submit hereby to Teva's shareholders (via the company), a Position Paper regarding the Annual General Meeting to be held on July 30th 2014 (or any adjournment or postponement thereof, the "**General Meeting**"), *inter alia* for election of Directors and the approval of Directors' and Officers' liability insurance, as follows:

1. Election of Directors (Proposal 1)

   1.1. On January 20th, 2014, Mr. Benny Landa (one of the undersigned, "**Mr. Landa**") wrote to Teva's Board members regarding corporate-governance items to be placed on the Agenda of a general meeting. Mr. Landa expressed his views that Teva's Board of Directors is over-sized, lacks required global-pharma experience and is seemingly plagued by conflicts of interest and governance shortcomings. He further stated that Teva's Articles of Association include a collection of clauses that promote entrenchment of its Board members and not necessarily the interests of Teva and its shareholders, or solid corporate governance. Mr. Landa proposed corporate governance improvements including, without limitation (i) reducing the size of Teva's board, (ii) canceling the staggered-board structure[2] (a third of the Board members are elected each year for three years) and substituting it by election of all directors annually

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[1] The undersigned are not parties to any agreement or arrangement in connection with their respective voting of Teva's shares, and are severally expressing their positions hereby.

[2] Entropy Risk Management Solutions Ltd. (an entity recommending Israeli institutional investors on voting, "**Entropy**") opposes staggered-board mechanisms (and electing directors thereunder), which contradicts shareholders interest and obstructs their elementary right to elect directors at reasonable frequency, while protecting the directors. In the U.S., said mechanisms are obliterated in a significant part of the large corporations (S&P 500 and Fortune 500) in recent years.

(other than the Statutory Independent Directors); and (iii) reducing the supermajority required by Teva's Articles Association for a variety of matters[3] from 85% to 2/3 of the voted shares in the meeting, while requiring an ordinary majority for the other matters in the Articles of Association. As the benefit of Teva and its shareholders was foremost in Mr. Landa's considerations, he, as a non-confrontational gesture, gave Teva the opportunity to place these important matters on the agenda on its own by January 24, 2014. It was noted that, refusal of Teva's Board to do so would constitute an act of further entrenchment of the Board and an apparent breach of the directors' fiduciary duties.

1.2. In response, on January 22, 2014, Dr. Phillip Frost, Chairman of Teva's Board, notified Teva's shareholders that Teva's Board had conducted a broader review of Teva's governance, and undertook, among other things, to reduce the size of the Board while adding Board members with global healthcare experience. He stated that the constructive input which the Board has received from Teva's shareholders had guided Teva's review, assuring that "Corporate governance is a priority of this Board, as we know it is for our shareholders". Mr. Landa assented to Teva's request for additional time to promote this and other corporate governance matters known to him to be of great importance to many significant institutional and private investors in Teva.

1.3. Following a meeting and communications with Dr. Frost, Mr. Landa wrote to him again on May 25, 2014, reminding him of the expectation of many institutional shareholders that Teva's board will undergo a substantial upgrade at the coming general meeting. To date, no reply has been received.

1.4. On June 18, 2014, Teva published the notice for the General Meeting[4]. While Teva took a positive step by reducing the number of directors and appointing one Statutory Independent Director with global pharma experience, the Board composition was not substantially changed and the corporate governance shortcomings have not yet been addressed.

1.5. While the two directors now being proposed by Teva's board for an additional term are distinguished individuals and known in their respective fields, they both lack global pharma experience. The replacement rate of existing directors in Teva is far too slow. In light of the challenges which Teva will face in the

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[3] Articles 3, 33, 59, 75, and 84 (preserving the Israel-centricity of Teva's leadership), and articles 58, 60, 68 and 106 (as required to be amended). According to legal review, it's doubtful whether the existing 85% super-majority in Teva's Articles of Association is valid.

[4] The Notice refers to Companies Law Regulations amended effective of July 2, 2014, enabling shareholders to place on the agenda items within seven days from the notice date. Timing of the Notice (June 18, 2014, significantly earlier than the last three annual general meetings, which took place between the end of August and the end of September), causes the shareholders to miss by a few days the ability to place items on the General Meeting's agenda.

near term and the absence of pharma expertise on Teva's current Board, at least one of the two director nominees should have such experience. Moreover, Teva announced that by the end of 2014, a new Chairman of the Board will be elected. It is important to bring to this position a person of high stature, who can offer pharma-seasoned advice, counsel and mentoring to Teva's Board and the newly appointed CEO (who too has no pharma experience). As Mr. Proper has international industrial and commercial experience and has served on Teva's Board fewer years than the other nominee, each of the undersigned, severally, **supports the election of Mr. Propper and objects to the election of Mr. Slonim to the Board.**

2. Approval of Directors' and officers' Liability Insurance (Proposal 4)

2.1. Teva brings for approval, effective as of June 1, 2014, with periodic renewal, the purchase of directors' and officers' liability insurance for the directors and executive officers, with annual coverage of up to U.S. $600,000,000. Teva notes that the purchase of such insurance is standard practice for companies similar to Teva and is customary in the United States and in Israel.

2.2. Indeed it is customary to purchase liability insurance for directors and officers (**"D&O Insurance"**); provided that the payable premium for the policy is capped and the insurance period is limited in time. The Companies Law requires shareholders' approval for purchase of D&O Insurance, so that the shareholders can examine the policy's terms and cost vis-à-vis the benefit it provides. *Entropy* notes in its Voting Policy for Exercising Proxies in General Meetings (dated March 2014), that upon examining a resolution regarding D&O Insurance, it will check whether the payable premium is reasonable compared to the insurance coverage. Teva's proposal lacks basic required data regarding the maximal cost of the insurance premium and the maximal period for the insurance renewal from time to time, contrary to the provisions of the Voting in Writing Regulations, requiring specification of the data required to fully understand any matter brought to the shareholders for voting. Consequently, **the resolution cannot be approved by law.**

2.3. It is noted that, contrary to prevailing practice in Israel and to Entropy's aforementioned Policy[5], Teva's directors benefit from release from liability (against the shareholders' benefit in the company), in addition to indemnification and D&O Insurance.

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[5] Entropy recommends objecting to release from liability of directors and officers, which is harmful to the desired corporate governance standard in public companies, especially when said release bars in advance the shareholders' exercise of their rights in connection with a derivative action against directors and officers, a significant shareholders' apparatus.

2.4. Considering Teva's corporate-governance shortcomings and the directors' conduct, raising concerns of their entrenchment on Teva's Board (granting them high financial compensation and a highly respected position and title) and of seeming breach of their fiduciary duties, each of the undersigned, severally, proposes that Teva shareholders send a clear message to Teva's Directors, by **objecting to the proposed D&O Insurance resolution**, for so long as Teva does not significantly improve its corporate governance.

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The expectation of many Teva institutional shareholders is that its Board will undergo not a perfunctory change but a substantial upgrade, to be approved at the coming General Meeting. Teva and its Board need to urgently work towards a *de-facto* improvement of its corporate governance – as opposed to mere *de-jure* declarations - to enable Teva to realize its true market value and restore investor confidence in Teva and its Board.

Based on the foregoing, each of the undersigned, severally, **recommends that shareholders:**

- **Proposal 1** - vote **FOR** the election of **Mr. Propper** as director and vote **AGAINST** the election of **Mr. Slonim** as director; and
- **Proposal 4**- vote **AGAINST** the purchase of **Directors' and Officers' liability insurance.**

[Signature Pages to follow]

Therefore, you are requested to distribute this Position Paper to Teva's shareholders as required under law.

Sincerely yours,

Benny Landa

Therefore, you are requested to distribute this Position Paper to Teva's shareholders as required under law.

Sincerely yours,

Ruth Cheshin